Exhibit (e)(2)

EXECUTION VERSION

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 to Agreement and Plan of Merger (this “Amendment”) is entered into as of November 17, 2015, among Zeneca, Inc., a Delaware corporation (“Parent”), Zanzibar Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and ZS Pharma, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Company, Parent and Merger have previously entered into that certain Agreement and Plan of Merger dated as of November 5, 2015 (the “Merger Agreement”), and capitalized terms used but not defined herein shall have the meanings respectively ascribed to them in the Merger Agreement;

WHEREAS, pursuant to Section 8.04 of the Merger Agreement, the Merger Agreement may be amended prior to the Effective Time by a written instrument signed by each of the Company, Parent and Merger Sub; and

WHEREAS, the parties hereto desire to amend the Merger Agreement as set forth below.

NOW, THEREFORE, in consideration of the forgoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1.    Amendments to Section 3.05 of the Merger Agreement.

(a)    Section 3.05(a) of the Merger Agreement is hereby amended and restated in its entirety to state as follows:

“(a)    Effective as of immediately prior to the Effective Time, each then-outstanding and unexercised option to purchase Shares (collectively, the “Company Options”) granted pursuant to the Company Stock Plans shall be treated as provided below. Each such Company Option, vested or unvested, shall, as of immediately prior to the Effective Time, automatically be canceled and terminated as of the Effective Time (to the extent not exercised prior to the Effective Time), and the holder thereof shall become entitled to receive an amount of cash, if any, from the Surviving Corporation equal to the product of (A) the total number of Shares underlying such Company Option multiplied by (B) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Option without interest and subject to any applicable withholding or other Taxes required by applicable Law to be withheld in accordance with Section 3.06 (the “Option Payoff Amount”). For the avoidance of doubt, if the exercise price per Share of any Company Option, whether vested or unvested as of the Effective Time, is equal to or greater than the Merger Consideration, then by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the Surviving Corporation or the holders thereof, the Company Option will automatically terminate and be canceled without payment of any consideration to the holder thereof.”

(b)    Section 3.05(b) of the Merger Agreement is hereby amended and restated in its entirety to state as follows:

“(b)    Effective as of immediately prior to the Effective Time, each then-outstanding restricted stock unit awarded pursuant to any Company Stock Plan (collectively, the “Restricted Stock Units”) shall be treated as provided below. Each such Restricted Stock Unit award, vested or unvested, shall, as of immediately prior to the Effective Time, automatically become fully vested and the restrictions thereon shall lapse, and each such Restricted Stock Unit award shall be canceled and converted into the right to receive an amount in cash from the Company equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Shares subject to such Restricted Stock Unit award, without interest and subject to any applicable withholding or other Taxes required by applicable Law to be withheld in accordance with Section 3.06.”

Section 2.    Amendment of Section 9.11 of the Merger Agreement. Section 9.11(hh) of the Merger Agreement is hereby deleted.

Section 3.    Limited Waiver of Section 4.09(e) of the Merger Agreement. Each of Parent and Merger Sub hereby waives any inaccuracy in the Company’s representation and warranty in Section 4.09(e) of the Merger Agreement for all purposes under the Merger Agreement to the extent (and only to the extent) such inaccuracy arises from the changes effected by the amendment of Section 3.05 of the Merger Agreement pursuant to this Amendment relative to such Section 3.05 of the Merger Agreement as in effect as of the Agreement Date.

Section 4.    Effective Date; No Implied Amendments. Each of the parties hereto agrees that the amendments to the Merger Agreement contained herein shall be effective upon execution of this Amendment by each party. Except as expressly and specifically amended by this Amendment, the Merger Agreement shall remain in full force and effect in accordance with its terms and is hereby ratified and confirmed. This Amendment shall not be deemed to constitute a waiver of, or consent to, or a modification or amendment of, any other provision of the Merger Agreement except as expressly provided herein or to prejudice any other right which any party may now have or may have in the future under or in connection with the Merger Agreement. On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “hereof,” “hereunder,” “herein” or words of similar import, shall be deemed to mean the Merger Agreement as amended hereby, except to the extent such reference specifically relates to an event occurring on or prior to the Agreement Date.

Section 5.    Representations and Warranties. Each party hereto represents to the others that: (a) such party has all necessary corporate power and authority to enter into this Amendment; (b) the execution and delivery by such party of this Amendment has been duly authorized by all requisite corporate action on the part of such party; and (c) this Amendment has been duly executed and delivered by such party.

Section 6.    Miscellaneous. This Amendment hereby incorporates the provisions of Sections 9.04 (Jurisdiction; Waiver of Jury Trial), 9.06 (Governing Law), 9.07 (Descriptive Headings), 9.08 (Parties in Interest), 9.09 (Severability), 9.10 (Counterparts) and 9.13 (Interpretation) of the Merger Agreement, mutatis mutandis.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers hereunto duly authorized as of the date first written above.

ZENECA, INC.

By:	/s/ Ann Booth Barbarin
Name:	Ann Booth Barbarin
Title:	Assistant Secretary

ZANZIBAR ACQUISITION CORP.

By:	/s/ Richard J. Kenny
Name:	Richard J. Kenny
Title:	Chairman, President and Treasurer

ZS PHARMA, INC.

By:	/s/ Robert Alexander
Name:	Robert Alexander
Title:	Chief Executive Officer